UNITED STATES
OFFICE OF THRIFT SUPERVISION
Washington, D.C. 20552

SCHEDULE 13G
Under the Securities Exchange Act of 1934
Owens-Illinois Inc
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
69076840
(CUSIP Number)

Check the following box if a fee is being paid with this statement x



 CUSIP No.   69076840
(1)	Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of
Reporting Persons
Union Bank of Switzerland, None


(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)


(b) This report includes holdings of certain subsidiaries of the Union Bank of Switzerland (UBS) pursuant to a no action letter to UBS by the staff of the SEC dated November 23, 1992. UBS does not hereby affirm the existence of a group within the meaning of Rule 13d-5(6)(1).

(3)	SEC Use Only


(4)	Citizenship or Place of Organization
Switzerland


Number of Shares Beneficially Owned by Each Reporting Person With
(5)
Sole Voting Power


(6)
Shared Voting Power
               6,077,334  shares of common stock


(7)
Sole Dispositive Power


(8)
Shared Dispositive Power
              6,781,734     shares of common stock


(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
                         6,835,234            Shares of Common Stock


(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)



(11)	Percent of Class Represented by Amount in Row (9)
Approximately   5.7%


(12)	Type of Reporting Person (See Instructions)
00

Item 1 (a)
Name of Issuer:

Owens-Illinois Inc


Item 1 (b)
Address of Issuer's Principal Executive Offices:

One Seagate, Toledo Ohio   43666



Item 2 (a)
Name of Persons Filing:

 Union Bank of Switzerland



Item 2 (b)
Addresses of Principal Business Offices or, if none, Residence:



 Bahnhofstrasse 45, 8021 Zurich, Switzerland



Item 2 (c)
Citizenship:



 Switzerland



Item 2 (d)
Title of Class of Securities:



Common Stock, $.01






Item 2 (e)
CUSIP Number:

690768403


Item 3
If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing is a:



(a) Broker or Dealer registered under Section 15 of the Act



(b)x
Bank as defined in section 3(a) (6) of the Act


(c) Insurance Company as defined in section 3(a) (19) of the Act

(d) Investment Company  registered under section 8 of the Investment
Company Act


(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)

Employee Benefit Plan, Pension Fund which is subject to the provisions of the



Employee Retirement Income Security Act of 1974 or Endowment Fund; see



sect 240.13d-1(b) (1) (ii) (F)

(g) Parent Holding Company, in accordance with sect 240.13d-1(b) (ii) (G)



(Note:  See Item 7)





(h) X
Group, in accordance with sect 240.13d-1(b) (1) (ii) (H)

                   See item 2(b) of the cover sheet

Item 4
Ownership

	If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)
(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount Beneficially Owned:

    6,835,234                                       Shares of Common Stock

(b)

Percent of Class:
Approximately  5.7%

(c)

Number of shares as to which such person has:


(i)
sole power to vote or to direct the vote



(ii)
shared power to vote or to direct the vote


          6,077,334                             shares of Common Stock

(iii)
sole power to dispose or to direct the disposition of


(iv)
shared power to dispose or to direct the disposition of


         6,781,734                            shares of Common Stock


Item 5
Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following  [    ]

Item 6
Ownership of More than Five Percent on Behalf of Another Person.





Not Applicable




Item 7
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company





Not Applicable




Item 8
Identification and Classification of Members of the Group





See Exhibit A attached.



Item 9
Notice of Dissolution of Group



Not Applicable




Item 10
Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Index of Materials Filed as Exhibits


Exhibit A
Identification and Classification of Members of Group



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February  13, 1996



Union Bank of Switzerland






By:
Name:  Louis R. Eber
Title: Managing Director



By:
Name:  Janet R. Zimmer
Title: Managing Director






Exhibit A
Identification and Classification of Members of Group*
Union Bank of Switzerland
Bank




UBS (Trust & Banking) Ltd.           Bank


UBS UK Holding Ltd.                  Parent Holding Company


UBS Asset Management London Ltd.      Parent Holding Company

PDFM Ltd.                              Investment Advisor


*Members of the group are included and classified pursuant to no-action relief granted the Union Bank of Switzerland by the staff of the Securities and Exchange Commission in a letter dated November 23, 1992.
Page 7 of 7 Pages

Page 1 of 7 Pages